CADBURY PLC
ADDITIONAL LISTING

A block listing application has been made for 200,000 ordinary shares of 10p each in the Company to be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

The shares will be issued pursuant to the exercise of options granted under the following schemes:

Scheme	No. of Shares
The Cadbury plc 2008 Irish Employee Share Scheme	200,000

The Cadbury plc 2008 Irish Employee Share Scheme replaces the Cadbury Schweppes Irish Employee Share Scheme.

The balance of unallotted securities under the Cadbury Schweppes Irish Employee Share Scheme is 473,226 shares – the block listing in respect of the unallotted securities under the Cadbury Schweppes Irish Employee Share Scheme will lapse.

J M Mills
Director of Group Secretariat

28 May 2009